Filed by Vivint Solar, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Vivint Solar, Inc.

(Commission File No. 001-36642)

Team, today it was publicly announced that SunEdison and Vivint Solar reached an agreement to amend and modify their definitive merger agreement. In conjunction, 313 Acquisition LLC, our largest stockholder, will provide a $250 million credit facility to SunEdison to fund the ongoing growth of SunEdison.

Making Sense of This Announcement

The revisions to the terms of the merger agreement were determined to be in the best interest of the Vivint Solar and its stockholders given, among other things, the volatility that has affected the solar industry since the merger agreement was originally announced on July 20, 2015.

Board members and executives on both sides created a solution that, I believe, is in the best interest of everyone involved.

This is positive news because it means key issues preventing the merger from moving forward in a timely way have been resolved.

Close Date and Other Details

We now expect to close the deal in Q1 2016, as opposed to Q4 2015. We will continue to operate independently of SunEdison until the merger is finalized. Nothing has changed in that regard.

For those of you who are interested in the specifics, the official press release includes the terms of the transaction and financing.

Worth the Wait

I believe SunEdison is the right partner to help us reach 31G and beyond. The last few months have proven that the climb ahead is steep and unpredictable. With our combined resources and shared vision, we will get there faster.

Stay Focused

I appreciate your patience, perseverance, and hard work. It matters now more than ever that we remain focused on and committed to our company goals. At the end of the day, our performance is the single greatest factor in shaping our future.

Greg Butterfield

CEO Vivint Solar

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the completion of the merger, future growth and financial performance and the ability of SunEdison to finance aspects of the merger, and typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe,” “will” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although Vivint Solar believes that its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct or that it will receive any of the anticipated benefits of the closing of the merger, and actual results may vary materially. For example, (1) if the merger is not consummated, Vivint Solar will not receive any of the anticipated benefits of the merger; (2) Vivint Solar may be unable to obtain the stockholder approval required for the merger; (3) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (4) conditions to the closing of the merger may not be satisfied; (5) an unsolicited offer of another company to acquire assets or capital stock of Vivint Solar could interfere with the merger; (6) SunEdison may be unable to obtain the financing for which it has received commitments or to complete the sale of assets contemplated by the TERP Purchase Agreement; (7) problems may arise in integration, which may result in less effective or efficient operations; (8) problems may arise with respect to the anticipated separation of Vivint Solar from Vivint, Inc., and with respect to our future plans for branding; (9) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (10) the credit ratings of the combined company or its subsidiaries may be different from what SunEdison and TerraForm Power expect; (11) the businesses of the companies may suffer as a result of uncertainty surrounding the merger and the related transactions; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (13) our current expectations with respect to the effect of the merger on management and employees, including recruiting, positions, office closures, bonus plans and perks, may change in a way that could adversely affect our business, management, and employees; (14) Vivint Solar may not be able to successfully enter into new markets or provide new products as anticipated; (15) construction of our new headquarters in Lehi, UT, may be subject to unanticipated costs, delays or liabilities that could adversely affect Vivint Solar; and (16) the companies may be adversely affected by other economic, business, and/or competitive factors, including industry-specific factors, and for this or any other reason, may be unable to achieve any of their 2015 company goals. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Vivint Solar, SunEdison and Terraform Power described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to Vivint Solar, SunEdison and TerraForm Power on the date hereof, and neither Vivint Solar, SunEdison not TerraForm Power assumes any obligation to update or revise any such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in those statements will be achieved or will occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as required by law, Vivint Solar does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. You should read the documents Vivint Solar has filed with the SEC for more complete information about the company. These documents are available on both the EDGAR section of the SEC’s website at www.sec.gov and the Investor Relations section of the company’s website at www.vivintsolar.com.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed merger transaction between SunEdison and Vivint Solar will be submitted to the stockholders of Vivint Solar for their consideration. SunEdison intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of SunEdison and a proxy statement of Vivint Solar, and Vivint Solar intends to file with the SEC a definitive proxy statement on Schedule 14A. SunEdison and Vivint Solar also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VIVINT SOLAR ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNEDISON, VIVINT SOLAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by SunEdison (when they become available) may be obtained free of charge on SunEdison’s website at www.sunedison.com or by directing a written request to SunEdison, Inc., Investor Relations, 13736 Riverport Drive, Ste. 1800, Maryland Heights, MO 63043. Copies of documents filed with the SEC by Vivint Solar (when they become available) may be obtained free of charge on Vivint Solar’s website at www.vivintsolar.com or by directing a written request to Vivint Solar, Inc., care of Vivint Solar Investor Relations, 3301 N Thanksgiving Way, Ste. 500, Lehi, UT, 84043. Investors and security holders may also read and copy any reports, statements and other information filed by SunEdison or Vivint Solar, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

SunEdison, Vivint Solar, and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SunEdison’s directors and executive officers is available in its proxy statement filed with the SEC by the Company on April 17, 2015 in connection with its 2015 annual meeting of stockholders, and information regarding Vivint Solar’s directors and executive officers is available in its proxy statement filed with the SEC by Vivint Solar on April 20, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials to be filed with the SEC when they become available.